February 23, 2021

VIA EDGAR TRANSMISSION

Jonathan Burr

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	FTAC Hera Acquisition Corp.
Registration Statement on Form S-1
Filed February 1, 2021
File No. 333-252605

Dear Mr. Burr:

On behalf of FTAC Hera Acquisition Corp. (the “Company”), we submit this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated February 23, 2021 relating to the Registration Statement on Form S-1 of the Company (the “Form S-1”) filed with the Commission on February 1, 2021. We are concurrently filing via EDGAR Amendment No. 2 to the Form S-1 (the “ Amendment No. 2”). The changes reflected in the Amendment No. 2 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, the Staff’s comments are reproduced below in bold and are followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment No. 2 filed concurrently herewith.

Form S-1 filed February 1, 2021

General

1.	We note your disclosure that Millennium has indicated an interest to purchase up to a specific amount of common stock in the offering. We also note your disclosure that Millennium may purchase more than the amount for which they indicated an interest in buying. So that investors will be able to understand the minimum amount of your shares that will enter the public market through sales to the public, as opposed to the existing stockholders, please disclose whether there is a ceiling on the amount that may be purchased by Millennium and quantify any ceiling. If not, please disclose the potential material impact on the public investors.

The Company acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page and pages 25, 73, 117 and 120 of the Amendment No. 2 in response to the Staff’s comment.

Prospectus Cover Page, page i

2.	Please revise the disclosure regarding the Class B ordinary shares on the prospectus cover page to clearly disclose, as stated on page 123, that class B ordinary shares are the only shares entitled to elect directors prior to the completion of the initial business combination.

The Company acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page of the Amendment No. 2 in response to the Staff’s comment.

* * * * *

If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ Daniel G. Cohen
Daniel G. Cohen Chief Executive Officer FTAC Hera Acquisition Corp.

cc:	Mark Rosenstein, Esquire
Derick Kauffman, Esquire
Ledgewood, PC

Howard Efron
Kristina Marrone
Pamela Howell
U.S. Securities and Exchange Commission

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